For period ending   September  30, 2012    Exhibit 77Q1(b)

File number 811-02319

  Effective June 12, 2012 Fort Dearborn Income Securities, Inc. (NYSE: FDI) announced that the Board of Directors of the Fund approved changing the Fund's permitted weighted average duration range from the current static range of 4 to 10 years to ?2 years of its benchmark index; and removing the reference to the average effective maturity range.

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